# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ranpak Holdings Corp., CIK 0001712463
CUSIP: 75321W103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7990 Auburn Road, Concord Township, Ohio (OH), 44077
Date of event which requires filing of this statement: 01/28/2025
Amends the filing with accession number 0001387131-19-004418
Filed by CIK 0001562668
Persons authorized to receive notices and communications: Elizabeth Locher, JS Capital Management LLC, 888 Seventh Avenue, 40th Floor, New York, New York (NY), 10106, (212) 655-7189

## Reporting persons
- JS Capital Management LLC (CIK 0001562668): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 30,530,897; shared voting power 0; sole dispositive power 30,530,897; shared dispositive power 0; aggregate amount beneficially owned 30,530,897 (36.7% of the class)
- Jonathan Soros (CIK 0001387590): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 30,530,897; shared voting power 0; sole dispositive power 30,530,897; shared dispositive power 0; aggregate amount beneficially owned 30,530,897 (36.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Ranpak Holdings Corp.
Address of issuer's principal executive offices: 7990 Auburn Road, Concord Township, Ohio (OH), 44077
Comment:
Explanatory Note: Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, this Amendment No. 6 to Schedule 13D (the "Sixth Amendment") amends and supplements certain items of the Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") on June 13, 2019 by JS Capital Management LLC ("JSCM") and Jonathan Soros, as amended by Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the SEC on December 13, 2019 by JSCM and Mr. Soros, and as further amended by Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed with the SEC by JSCM and Mr. Soros on August 7, 2020, Amendment No. 3 to Schedule 13D ("Amendment No. 3") filed with the SEC by JSCM and Mr. Soros on September 10, 2020, Amendment No. 4 to Schedule 13D ("Amendment No. 4") filed with the SEC by JSCM and Mr. Soros on February 3, 2021 and Amendment No. 5 to Schedule 13D ("Amendment No. 5") filed with the SEC by JSCM and Mr. Soros on September 13, 2024 (the Original Schedule 13D together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, the "Amended Schedule 13D")). Items 5, 6 and 7 of the Amended Schedule 13D hereby are amended to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Amended Schedule 13D shall remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Schedule 13D.

This Sixth Amendment is filed pursuant to the Joint Filing Agreement as executed by the Reporting Persons listed on the cover pages to this Sixth Amendment. The Joint Filing Agreement, filed as Exhibit 1 to the Original Schedule 13D, is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Amended Schedule 13D is amended and restated in its entirety, as follows:

The information set forth in Items 4 and 6 hereof, as amended from time to time, is incorporated in this Item 5 by reference, as applicable.

The aggregate number and percentage of shares of Class A Stock to which this Schedule 13D relates is 30,530,897 shares of Class A Stock, constituting approximately 36.7% of the Issuer's outstanding shares of Class A Stock. The aggregate number and percentage of shares of Class A Stock reported herein are based upon (i) 80,336,268 shares of Class A Stock outstanding as of October 31, 2024, as indicated by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, plus (ii) 2,921,099 shares of Class A Stock issued by the Issuer on December 30, 2024 upon conversion of a holder's shares of Class C Common Stock into shares of Class A Stock, as reported in the Issuer's Current Report on Form 8-K filed on December 30, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of JSCM and Mr. Soros, as managing member of JSCM, has sole voting and investment power with respect to all shares reported under this Schedule 13D.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transaction during the past 60 days involving shares of common stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: The members of JS Capital are entitled to receive, or have the power to direct receipt of, dividends from or the proceeds from the sale of the shares of Class A Stock held for the account of JS Capital.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Amended Schedule 13D is amended and restated in its entirety, as follows:

The information set forth in Items 4 and 5 hereof, as amended from time to time, is incorporated into this Item 6 by reference, as applicable.

From time to time, JS Capital enters into loan facilities with certain bank lenders, which are secured by pledges of portfolios of securities held by JS Capital, including but not limited to shares of Class A Stock. Repayment under such facilities is due at term; however, upon the occurrence of certain events, such payment obligations may be accelerated and the lender could take action with respect to any collateral. Currently, JS Capital is party to one such loan facility pursuant to which it may draw up to $250 million secured by a pledge of portfolios of securities, including 29,549,512 shares of Class A Stock. JS Capital may also pledge these or additional shares of Class A Stock to lenders under this or other similar facilities.

As reported by the Issuer in its Current Report on Form 8-K filed January 29, 2025, the Issuer has entered into an agreement (the "Amazon Agreement") with Amazon.com, Inc. ("Amazon") pursuant to which, among other things, Issuer has agreed to issue to a subsidiary of Amazon a warrant (the "Amazon Warrant") to purchase shares of the Issuer's Class A Stock (the "Amazon Warrant Shares"), subject to approval by the Issuer's stockholders of the issuance of the Amazon Warrant and the Amazon Warrant Shares. In connection with the Amazon Agreement, and pursuant to the Support Agreement (the "Support Agreement") dated as of January 28, 2025 by and among the Issuer, Amazon and JS Capital, JS Capital has agreed to vote in favor of the issuance of the Amazon Warrant and the Amazon Warrant Shares at any stockholders' meeting held by the Issuer for the purpose of approving the issuance of the Amazon Warrant and the Amazon Warrant Shares prior to June 30, 2026 (or earlier termination of the Amazon Agreement or the Support Agreement) and has granted to the Issuer an irrevocable proxy to vote the shares of Class A Stock held by JS Capital in connection therewith. In connection with this voting agreement, JS Capital has also agreed not to sell or otherwise transfer or enter into any other voting arrangement with respect to any shares of Class A Stock held by it during this period (subject to limited exceptions). In connection with the Support Agreement, JS Capital also has agreed to waive any right that it might otherwise have under the Registration Rights Agreement described in Item 4 hereof to be included in a registration statement filed by the Issuer in connection with the Amazon Warrant Shares. The Support Agreement is attached to this Schedule 13D as Exhibit 10 and is incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached to this Schedule 13D as Exhibit 1 and is incorporated by reference herein.

Other than as set forth above and the agreements discussed in Items 4 and 5, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Amended Schedule 13D is amended by adding the following exhibit:

10 - Support Agreement dated as of January 28, 2025 by and among Ranpak Holdings Corp., Amazon.com, Inc. and JS Capital LLC

## Signatures
- JS Capital Management LLC: Elizabeth Locher, Elizabeth Locher, Vice President (01/29/2025)
- Jonathan Soros: Jonathan Soros, Jonathan Soros (01/29/2025)